T R A N S A L T A   C O R P O R A T I O N

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Q1:2005

M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation (TransAlta or the corporation) as at and for the three months ended March 31, 2005 and 2004, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in TransAlta's annual report for the year ended Dec. 31, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is dated April 20, 2005. Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

F O R W A R D - L O O K I N G   S T A T E M E N T S

This MD&A contains forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta. In some cases, forward-looking statements can be identified by terms such as 'may', 'will', 'believe', 'expect', 'potential', 'enable', 'continue' or other comparable terminology. These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation's actual performance to be materially different from those projected. Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates; results of financing efforts; changes in counterparty credit risk; and the impact of accounting standards issued by Canadian and U.S. standard setters. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

R E S U L T S   O F   O P E R A T I O N S

The results of operations are presented on a consolidated basis and by business segment. TransAlta has two business segments: Generation and Energy Marketing. TransAlta's segments are supported by a corporate group that provides finance, treasury, legal, human resources and other administrative support. These corporate group overheads are allocated to the business segments.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency transactions and balances is discussed with the relevant income statement and balance sheet items. While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the cumulative translation account on the consolidated balance sheet.

C E R T I F I C A T I O N

The corporation's financial reporting procedures and practices have enabled the certification of TransAlta's first quarter report to shareholders in voluntary compliance with the requirements of Section 302 of the Sarbanes-Oxley Act and in compliance with the requirements of Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings".

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H I G H L I G H T S   A N D   S U M M A R Y   O F   R E S U L T S

During the first quarter of 2005 the corporation:

  Generated net earnings of $51.7 million compared to $47.2 million in the first quarter of 2004.
  Generated earnings on a comparable basis of $51.7 million compared to $49.2 million in the first quarter of 2004. Earnings on a comparable basis is not defined under GAAP. Refer to the Non-GAAP Measures section on page 14 of this MD&A for a further discussion of earnings on a comparable basis, including a reconciliation to net earnings.
  Generated cash flow from operations of $160.1 million and used these cash flows to fund capital expenditures of $50.4 million and pay dividends and distributions to a subsidiary's non-controlling limited partner ($51.4 million).
  Redeemed all of its 7.50 per cent Preferred Securities which had an aggregate principal amount of $175.0 million and all of its 8.15 per cent Preferred Securities which had an aggregate principal amount of $125.0 million.
  Commissioned the Genesee 3 plant.

The following table depicts additional key financial results and statistical operating data:

3 months ended March 31	2005	2004[1]
Availability (%)	93.4	92.0
Production (GWh)	13,399	13,667
Electricity trading volumes (GWh)	19,977	18,186
Gas trading volumes (million GJ)	89.0	75.5

Revenue	$712.3	$681.5
Gross margin	$361.6	$356.9
Operating income[2,3]	$139.2	$134.0
Net earnings	$51.7	$47.2
Basic earnings per common share:
Net earnings	$0.27	$0.25

Diluted earnings per common share:
Net earnings	$0.26	$0.24

Cash flow from operating activities	$160.1	$184.8
1	TransAlta adopted the standard for variable interest entities on Jan. 1, 2005. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

2	For reconciliation of operating income, see page three of this MD&A.
3	Operating income is not defined under GAAP. Refer to the Non-GAAP Measures section of this MD&A for a further discussion of operating income, including a reconciliation to net earnings.

In the three months ended March 31, 2005, availability increased to 93.4 per cent from 92.0 per cent compared to the same period in 2004 due to lower unplanned outages. Production decreased primarily due to planned maintenance and changes in production capacity from the first quarter of 2004.

Total electricity volumes of proprietary trading transactions in the three months ended March 31, 2005 are higher than the same period in 2004 primarily due to increased purchases related to activity in providing energy services. The increase in gas trading volumes for the three months ended March 31, 2005, as compared to the same period in 2004, relates to the increased use of heat rate contracts to manage power price risk in electricity trading.

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O P E R A T I N G   I N C O M E

Operating income for the three months ended March 31, 2005 increased by $5.2 million compared to the same period in 2004. Operating income for the three months ended March 31, 2005 is reconciled to operating income for the same period in 2004, as shown below:

Operating income for 3 months ended March 31, 2004	$134.0
2004 gain on sale of TransAlta Power partnership units	(19.9)
2004 prior period regulatory decision	22.9
Increased gross margin and operating costs	2.2
Operating income for 3 months ended March 31, 2005	$139.2

I N T E R E S T

For the three months ended March 31, 2005, net interest expense was $8.5 million lower than the same period in 2004 due to decreased debt levels and lower interest rates.

I N C O M E   T A X

Income tax expense of $20.7 million in the first quarter of 2005 was $5.7 million higher than the same period in 2004. The increase was due to higher pre-tax earnings in the three months ended March 31, 2005. In addition, a reduction in the corporate tax rate in the first quarter of 2004 resulted in a $3.8 million reduction in tax expense related to future taxes payable. The reduction in future taxes payable also resulted in a lower effective tax rate for the three months ended March 31, 2004.

S I G N I F I C A N T   E V E N T S

All gains and losses discussed below are presented as pre-tax (after-tax) amounts.

Three months ended March 31, 2005

Commissioning of the Genesee 3 Generating Facility

On March 1, 2005, TransAlta and EPCOR jointly commissioned the 450 megawatt (MW) Genesee 3 Generating Facility. TransAlta has a net ownership interest in 225 MW of the facility.

Three months ended March 31, 2004

TransAlta Power Units

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit 756 MW coal-fired Sheerness Generating Station to TransAlta Cogeneration, L.P. (TA Cogen). As part of the financing, and concurrent with the sale, TransAlta Power L.P. (TransAlta Power) issued 17.75 million partnership units and 17.75 million warrants to the public and 17.75 million partnership units to TransAlta. As a result of the unit issuance, TransAlta's ownership interest in TransAlta Power on July 31, 2003 was approximately 26 per cent. Each warrant, when exercised, was exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. As the warrants were exercised, TransAlta sold TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power and increasing cash proceeds. As a result of exercising warrants and the subsequent sale of TransAlta Power units by the corporation, TransAlta's ownership interest in TransAlta Power was reduced to 0.01 per cent held by TransAlta Power Ltd., the general partner of TransAlta Power, as at March 31, 2005.

For the three months ended March 31, 2004, TransAlta recognized $19.9 million ($12.9 million) of dilution gains on the exercise of warrants.

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Prior period regulatory decision

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of US$17.2 million (Cdn$22.9 million). The after-tax impact was Cdn$14.9 million. The final adjusted prices were released in October 2004 and were substantially the same as those released on March 17, 2004.

FERC has provided TransAlta with an opportunity to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. TransAlta has prepared a petition for relief from the refund obligation that may be filed once FERC provides stakeholders with a direction on the filing of such positions. While the outcome of this filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

N E W   A C C O U N T I N G   S T A N D A R D S

Effective Jan. 1, 2005, TransAlta retroactively adopted the Canadian Institute of Charted Accountants (CICA) Accounting Guideline 15 “Consolidation of Variable Interest Entities” (VIE). AcG-15 defines a variable interest entity ("VIE") as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owner(s) lack a controlling financial interest. The guidelines requires the enterprise which absorbs the majority of a VIE's expected gains or losses, the primary beneficiary, to consolidate the VIE.

The corporation has considered the provisions of the guideline for all subsidiaries and their related power purchase, power sale or tolling agreements. Factors considered in the analysis include the duration of the agreements, how capacity and energy payments are determined, source of payment terms for fuel, as well as responsibility and payment for operating and maintenance expenses.

As a result of this review, the corporation determined that TransAlta is not the primary beneficiary of a wholly-owned subsidiary that holds TransAlta's interest in the Campeche power plant, therefore TransAlta does not consolidate this VIE. Accordingly, the subsidiary owning the Campeche plant is presented as an equity investment rather than as a consolidated subsidiary in the consolidated financial statements. 100 per cent of the results from operations of the plant are presented as equity income on the consolidated income statement. There was no impact to net earnings as a result of adoption of this interpretation.

The following is summary information about the wholly-owned subsidiary holding the Campeche plant:

Total assets	$270.3
Total liabilities	$210.7
Ownership interest and maximun exposure to loss	$89.8
Capacity (MW)	252
Production (GWh)	415

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D I S C U S S I O N   O F   S E G M E N T E D   R E S U L T S

GENERATION: Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., Mexico and Australia. At March 31, 2005, Generation had 8,194 MW of gross generating capacity in operation.

For the three months ended March 31, 2005, availability increased to 93.4 per cent from 92.0 per cent in the same period in 2004 due to lower unplanned outages at the Centralia and Chihuahua gas plants. This was offset by planned maintenance at the Alberta Thermal plants during the first quarter of 2005.

The results of the Generation segment are as follows:

		2005		2004
3 months ended March 31	Total	Per MWh	Total	Per MWh

Revenues	$641.3	$47.86	$628.8	$46.01
Fuel and purchased power	(291.9)	(21.78)	(284.9)	(20.85)
Gross margin	349.4	26.08	343.9	25.16
Operations, maintenance and administration	104.8	7.82	103.6	7.58
Depreciation and amortization	89.1	6.65	89.1	6.52
Taxes, other than income taxes	5.7	0.42	6.0	0.44
Operating expenses	199.6	14.89	198.7	14.54
Gain on sale of TransAlta Power partnership units	–	–	19.9	1.46
Operating income before corporate allocations	149.8	11.19	165.1	12.08
Corporate allocations	18.6	1.39	18.0	1.32
Operating income	$131.2	$9.80	$147.1	$10.76

Generation's revenues are derived from the production of electricity and steam as well as ancillary services such as system support. Gas and coal-fired facilities that have exposure to market fluctuations in energy commodity prices represent five per cent and 28 per cent of TransAlta's total generating capacity, respectively. The corporation closely monitors the risks associated with these commodity price changes on its future operations and, where appropriate, uses various physical and financial instruments to hedge its assets and operations from such price risk. These contracts are designated as effective hedge positions of future cash flows or fair values of the output and production of its owned assets. Under Canadian GAAP, settlement accounting is used for transactions that qualify for hedge accounting. Under U.S. GAAP, hedging activities are accounted for in accordance with the Financial Accounting Standards Board (FASB) Statement 133.

TransAlta's production volumes, electricity and steam production revenues and fuel and purchased power costs are presented below:

						Fuel &
			Fuel &			Purchased	Gross
3 months ended	Production		Purchased	Gross	Revenue	Power	Margin
March 31, 2005	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh
Alberta PPAs	6,445	$177.6	$50.5	$127.1	$27.56	$7.84	$19.72
Long-term contracts	2,129	189.3	112.9	76.4	88.94	53.04	35.90
Merchant	4,201	209.1	112.2	96.9	49.77	26.71	26.06
CE Gen	624	65.3	16.3	49.0	104.48	26.08	78.40
TOTAL	13,399	$641.3	$291.9	$349.4	$47.86	$21.78	$26.08

						Fuel &
			Fuel &			Purchased	Gross
3 months ended	Production		Purchased	Gross	Revenue	Power	Margin
March 31, 2004	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh
Alberta PPAs	6,664	$178.4	$48.6	$129.8	$26.77	$7.29	$19.48
Long-term contracts	2,145	179.6	113.4	66.2	83.73	52.87	30.86
Merchant	4,260	206.7	108.4	98.3	48.52	25.44	23.08
CE Gen	598	64.1	14.5	49.6	107.19	24.25	82.94
TOTAL	13,667	$628.8	$284.9	$343.9	$46.01	$20.85	$25.16

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Alberta PPAs

Under the Power Purchase Arrangements (PPAs), the corporation earns monthly capacity revenues, which are designed to recover fixed costs and provide a return on capital for the plants and mines. The corporation also earns energy payments for the recovery of predetermined variable costs of producing energy, an incentive/penalty for achieving above/below the targeted availability and an excess energy payment for power production above committed capacity.

Production for the three months ended March 31, 2005 decreased by 219 gigawatt hours (GWh) compared to the same period in 2004 primarily due to planned maintenance at the Alberta Thermal plants (93 GWh) and the effect of the leap year in 2004 (71 GWh).

Revenues for the three months ended March 31, 2005 decreased by $0.8 million compared to the same period in 2004 primarily due to increased penalties resulting from planned maintenance at the Alberta Thermal plants ($4.2 million), partially offset by higher fixed capacity payments ($1.8 million).

Revenues per megawatt hour (MWh) for the three months ended March 31, 2005 increased by $0.79 per MWh compared to the same period in 2004, primarily as a result of higher fixed capacity payments at the Alberta Thermal plants.

Total fuel for the three months ended March 31, 2005 was $1.9 million higher than the comparable period in 2004 due to higher coal costs resulting from increased overburden removal costs ($4.6 million), partially offset by lower fuel costs from planned maintenance at the Alberta Thermal plants ($0.7 million) and decreased gas consumption ($1.4 million). Fuel increased by $0.55 per MWh for the three months ended March 31, 2005 due to the reasons outlined above. Substantially all of the coal used for production under Alberta PPAs is from coal reserves owned by TransAlta.

Long-term contracts

In the three months ended March 31, 2005, production subject to long-term contracts remained consistent with the same period in 2004.

For the three months ended March 31, 2005, revenues increased by $9.7 million ($5.21 per MWh) primarily due to higher revenues earned from the Sarnia plant in the first quarter of 2005 ($3.9 million) mainly due to higher steam revenue and higher unplanned outages at Chihuahua in the first quarter of 2004 ($1.6 million). Fuel and purchased power remained consistent with the first quarter of 2004.

Spot electricity prices in Alberta and Ontario were relatively unchanged in the first quarter of 2005 compared to the same period in 2004. An increase in year over year baseload generation offset the increase in gas prices in these regions. In the Pacific Northwest, lower hydro generation combined with strong gas prices produced higher electricity spot prices in the first quarter of 2005 compared to the same period in 2004. With the exception of the Pacific Northwest where lower hydro generation contributed to higher year over year spark spreads, spark spreads decreased in the first quarter of 2005 for all markets relative to the same period in 2004. These spark spread reductions were driven by an increase in costs, via higher gas prices, without a commensurate increase in revenue since power prices were relatively unchanged.

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In the first quarter of 2005, merchant production was 4,201 GWh, of which 1,936 GWh was contracted under short- to medium-term contracts. In the first quarter of 2004, merchant production was 4,260 GWh, of which 1,839 GWh was contracted. The decrease in production was primarily due to the decommissioning of the Wabamun plant (227 GWh), partially offset by the increased production from the addition of Genesee 3 during the first quarter of 2005 (150 GWh) and increased hydro production of 53 GWh due to higher reservoir levels in the first three months of 2005 as compared to 2004.

For the three months ended March 31, 2005, merchant revenues increased by $2.4 million while fuel and purchased power increased by $3.8 million resulting in a gross margin decrease of $1.4 million compared to the same period in 2004. The gross margin decrease is due to the decommissioning of Wabamun ($6.9 million) and lower margins at Poplar Creek due to a decline in spark spread and lower customer demand ($3.9 million), partially offset by an increase in margin due to the addition of Genesee 3 ($6.0 million) and increased hydro margins due to higher reservoir levels in the first quarter of 2005 ($4.3 million). At Centralia Coal, margins are down $1.9 million which represents an increase in revenue of $5.0 million, primarily due to increased spot prices which were more than offset by an increase in the cost of coal of $6.9 million. On a per MWh basis for the three months ended March 31, 2005, merchant revenues increased by $1.25 per MWh while fuel and purchased power increased by $1.27 per MWh resulting in a gross margin decrease of $0.02 per MWh compared to the same period in 2004 for the reasons noted above.

CE Gen

TransAlta's share of CE Generation’s (CE Gen) production for the three months ended March 31, 2005, increased by 26 GWh when compared to the same period in 2004 due to a slight increase in production at the Yuma and Saranac plants.

In the three months ended March 31, 2005, revenues decreased by $2.71 per MWh compared to the same period in 2004 primarily due to the strengthening of the Canadian dollar compared to the U.S. dollar. In the three months ended March 31, 2005, fuel and purchased power increased by $1.83 per MWh, primarily due to increased fuel pricing at the Yuma and Saranac plants, slightly offset by the strengthening of the Canadian dollar compared to the U.S. dollar.

Planned maintenance

The table below shows the amount of planned maintenance capitalized and expensed in the three months ended March 31, 2005 and 2004, excluding CE Gen:

	3 months ended March 31
Planned maintenance expenditures	2005	2004
Capitalized	$5.8	$9.4
Expensed	4.8	4.4
	$10.6	$13.8

In the three months ended March 31, 2005, there were 112 GWh of production lost due primarily to planned maintenance at the Sundance plant compared to 15 GWh lost for planned maintenance at a gas plant in the three months ended March 31, 2004.

In the three months ended March 31, 2005, capitalized maintenance costs decreased by $3.6 million compared to the same period in 2004 due to timing of capital expenditures related to planned maintenance activities. Operating maintenance in the three months ended March 31, 2005 remained consistent with the first quarter of 2004. In the first quarter of 2005 there was also $12.9 million (2004 - $5.5 million) of expenditures related to items purchased for use in future periods.

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ENERGY MARKETING: Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives not supported by TransAlta owned generation assets. Energy Marketing utilizes contracts of various durations for the forward sales of electricity and purchases of natural gas and transmission capacity to effectively manage available generating capacity and fuel and transmission needs on behalf of Generation. These results are included in the Generation segment.

Energy Marketing uses commodity derivatives to manage risk, earn trading revenue and gain market information. The portfolio consists of physical and financial derivative instruments including forwards, swaps, futures and options in various commodities. These contracts meet the definition of trading activities and have been accounted for using fair values for both Canadian and U.S. GAAP. Changes in the fair values of the portfolio are recognized in income in the period they occur.

In compliance with FASB Emerging Issues Task Force (EITF) 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not "Held for Trading Purposes" as defined in EITF 02-3, TransAlta has concluded that energy trading contracts settled in the real-time physical markets meet the definition of derivative contracts held for delivery and therefore results of these contracts are reported on a gross basis (trading revenues and trading purchases are shown separately) in the consolidated statement of earnings.

The results of the Energy Marketing segment are as follows:

	3 months ended March 31
	2005	2004
Revenues	$71.0	$52.7
Trading purchases	(58.8)	(39.7)

Gross margin	12.2	13.0

Operations, maintenance and administration	1.0	0.6
Depreciation and amortization	0.4	0.4

Operating expenses	1.4	1.0

Prior period regulatory decision	–	22.9

Operating income before corporate allocations	10.8	(10.9)
Corporate allocations	2.8	2.2

Operating income (loss)	$8.0	$(13.1)

In the three months ended March 31, 2005 gross margin decreased by $0.8 million compared to the same period in 2004. Revenues and purchases for energy trading contracts settled in the real-time physical markets for the three months ended March 31, 2005 increased by $18.3 million and $19.1 million respectively, relative to the same period in 2004. The increases from 2004 levels are primarily the result of increased volumes of activity relative to an energy services agreement.

Operations, Maintenance and Administration (OM&A) costs for the three months ended March 31, 2005 have increased $0.4 million relative to the same period in 2004 due to non-recurring cost recoveries recorded in 2004.

TransAlta's fixed price trading positions were as follows:

Units (000s)	MWh	GJ
Fixed price payor, notional amounts, March 31, 2005	18,052.0	24,068.2
Fixed price payor, notional amounts, Dec. 31, 2004	14,138.0	35,221.7

Fixed price receiver, notional amounts, March. 31, 2005	20,007.5	23,305.7
Fixed price receiver, notional amounts, Dec. 31, 2004	15,854.2	29,721.2

Maximum term in months, March. 31, 2005	45	31
Maximum term in months, Dec. 31, 2004	48	34

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Proprietary trading encompasses a range of contractual terms spanning from short-term speculative trading of one to 24 months to longer-term marketing transactions with potential terms greater than 24 months. Changes in trading positions from Dec. 31, 2004 to March 31, 2005 are due to changing market conditions and corresponding regional strategy positioning.

Gross physical and financial settled sales of proprietary trading transactions are as follows:

	3 months ended March 31
Electricity (GWh)	2005	2004
Physical	12,053	13,549
Financial	7,924	4,637
	19,977	18,186

	3 months ended March 31
Gas (million GJ)	2005	2004
Physical	29.9	23.3
Financial	59.1	52.2
	89.0	75.5

Total electricity volumes in the three months ended March 31, 2005 exceeded volumes for the same period in 2004 primarily due to financial transactions. For the three months ended March 31, 2005, financial electricity volumes were higher than the same period in 2004 due to opportunities created resulting from increasing liquidity in some markets. Power trading strategies consist of shorter-term physical and financial trades in regions where TransAlta has assets and the markets that interconnect with those regions.

The increase in gas volumes for the three months ended March 31, 2005 relates to the increased use of heat rate contracts, which involve a gas component, to manage power price risk in electricity trading. Due to the liquidity of the gas market relative to power markets, the gas component in the heat rate contracts is actively traded to optimize the contracts. Gas trading, independent of power trading strategies, continues to be a small part of the risk taken in the marketplace.

The corporation's electrical transmission contracts net trading position of 11.4 million MWh at March 31, 2005 is higher than the net trading position of 4.4 million MWh at Dec. 31, 2004, primarily due to additional purchases of electrical transmission contracts.

P R I C E   R I S K   M A N A G E M E N T

TransAlta's price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions and those asset backed trading transactions accounted for on a fair value basis. With the exception of financial transmission contracts and gas/power spread options, the fair value of all energy trading activities is based on quoted market prices. The fair value of financial transmission contracts and the spread options are based upon statistical analysis of historical data as well as forward market data and forward market volatilities. All physical transmission contracts are accounted for in accordance with FASB EITF 02-03. The following tables show the balance sheet classifications for price risk management assets and liabilities as well as the changes in the fair value of the net price risk management assets for the period:

	March 31,	Dec. 31,
Balance Sheet	2005	2004
Price risk management assets
Current	$84.0	$61.4
Long-term	22.8	32.5
Price risk management liabilities
Current	(79.8)	(49.9)
Long-term	(19.8)	(28.5)
Net price risk management assets outstanding	$7.2	$15.5

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Q U A R T E R L Y    R E P O R T    2 0 0 5

Change in fair value of net assets	Fair value
Net price risk management assets outstanding at Dec. 31, 2004	$15.5
New contracts entered into during the period	9.4
Changes in values attributable to market price and other market changes	(7.4)
Contracts realized, amortized or settled during the period	(10.3)
Net price risk management assets outstanding at March 31, 2005	$7.2

The net price risk management assets and liabilities decreased by $8.3 million compared to Dec. 31, 2004 primarily due to the net effect of new contracts executed in the period with associated fair value changes, offset by contracts settled or amortized in the period. Changes in net price risk management assets and liabilities are generally reflected within gross margin of both Energy Marketing and Generation business segments.

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter is as follows:

					2009 and
	2005	2006	2007	2008	thereafter	Total
Prices actively quoted	$(0.2)	$1.9	$1.1	$1.0	$–	$3.8
Prices based on models	3.4	–	–	–	–	3.4
	$3.2	$1.9	$1.1	$1.0	$–	$7.2

TransAlta's proprietary trading activities are mainly short-term transactions under 24 months in duration, thereby limiting credit risk and maintaining low working capital requirements. Transactions extending past 2006 are Generation asset-backed contracts that do not qualify for hedge accounting and have a low risk profile.

N E T   I N T E R E S T   E X P E N S E   A N D   N O N - C O N T R O L L I N G   I N T E R E S T S

	3 months ended March 31
	2005	2004
Interest on recourse and non-recourse debt	$45.4	$52.4
Interest on preferred securities	6.3	9.2
Interest income	–	(0.4)
Capitalized interest	(3.4)	(4.4)
Net interest expense	$48.3	$56.8

Net interest expense in the first quarter of 2005 was $8.5 million lower than the same period in 2004 due to decreased debt levels, decreased interest rates, and decreased interest on the preferred securities as a result of the redemption of $300 million of preferred securities in the current quarter.

The increase in earnings attributable to non-controlling interests in the three months ended March 31, 2005 compared to the same period in 2004 is a result of the sale of the Meridian Cogeneration Facility to TA Cogen in the fourth quarter of 2004.

I N C O M E   T A X E S

	3 months ended March 31
	2005	2004
Income tax expense	$20.7	$15.0
Effective tax rate (%)	28.6	24.1

The effective income tax rate in the first quarter of 2005, expressed as a percentage of earnings before income taxes, was higher compared to the same period in 2004. During the first quarter of 2004, a reduction in the corporate tax rate resulted in a $3.8 million reduction in tax expense related to future taxes payable. In the three months ended March 31, 2005, income tax expense also increased due to higher pre-tax earnings.

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F I N A N C I A L   P O S I T I O N

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2004 to March 31, 2005:

	Increase/
	(Decrease)	Explanation
Cash and cash equivalents	$11.5	Refer to Consolidated Statements of Cash Flows.
Accounts receivable	(34.8)	Increased Energy Marketing trading results, offset by
		decreased Generation activity due to decreased volumes
		and prices.
Prepaid expenses	17.3	Prepayment of insurance premiums.
Property, plant and equipment,
net of accumulated depreciation	(60.6)	Decrease due to depreciation and asset retirement obligation
		adjustments, partially offset by capitalized maintenance
		and additions related to Genesee 3.
Net price risk management assets and liabilities
(including current portion)	(8.3)	Decreased due to positions that have settled.
Other assets (including current portion)	11.2	Increase related to cross currency interest rate swaps and
		foreign exchange forward contracts due to changes in
		exchange rates.
Short-term debt	255.7	Issuances of short-term debt.
Accounts payable and accrued liabilities	(54.9)	Increased Energy Marketing trading results, offset by
		decreased Generation activity due to decreased volumes.
Recourse long-term debt (including current portion)	(306.8)	Redemption of preferred securities and repayment of long-
		term debt.
Shareholders’ equity	19.1	Net earnings and issuance of common shares, partially offset
		by dividends declared.

S T A T E M E N T S O F C A S H F L O W S
3 months ended March 31	2005	2004	Explanation
Cash and cash equivalents, beginning of period	$111.6	$126.7
Provided by (used in):
Operating activities	160.1	184.8	Due to increased cash earnings, offset by
			higher working capital requirements.
			In 2004, due to decreased cash earnings,
			offset by lower working capital requirements.
Investing activities	(46.9)	51.6	Capital expenditures of $50.4 million, realized
			losses on FX forwards, money market and
			intercompany loans of $5.0 million, offset by a
			repayment of debt from TransAlta Power of
			$3.9 million, and a $4.6 million change in
			restricted cash.
			In 2004, capital expenditures of $90.5 million
			relating primarily to the construction of the
			Summerview Wind Farm and the Genesse 3
			project, more than offset by proceeds from the
			exercise of TransAlta Power warrants of $55.4
			million and the collection of the $90.8 million
			Zinc Recovery long-term receivable.
Financing activities	(100.8)	(261.5)	Net issuances of short-term debt of $256.4
			million and common share issuances of $3.4
			million were used to fund the redemption of
			preferred securities of $300.0 million, repay
			ment of long-term borrowings of $9.2 million,
			non-controlling interest distributions of $18.4
			million, and dividend payments of $33.0 million.
			In 2004, net repayment of long-term borrowing
			of $104.2 million, repayment of $115.4 million
			of short-term debt and cash dividends on
			common shares of $36.5 million.
Translation of foreign currency cash	(0.8)	(1.3)
Cash and cash equivalents, end of period	$123.2	$100.3

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L I Q U I D I T Y    A N D    C A P I T A L    R E S O U R C E S

In the three months ended March 31, 2005, TransAlta spent $50.4 million on capital expenditures. In the three months ended March 31, 2004 TransAlta spent $90.5 million on capital expenditures.

In the three months ended March 31, 2005, TransAlta had an overall net issuance (including short- and long-term debt) of $247.2 million compared to a $219.6 million net repayment in the same period in 2004. Including the non-recourse debt held by CE Gen, TransAlta's short- and long-term debt balance on March 31, 2005 decreased by $61.2 million compared to Dec. 31, 2004 due to the redemption of $300.0 million in preferred securities, partially offset by an increase in short-term debt.

At March 31, 2005, TransAlta's total debt (including non-recourse debt) to invested capital ratio was 45.6 per cent (41.5 per cent excluding non-recourse debt). This represents an improvement from the Dec. 31, 2004 ratio of 46.3 per cent. Debt to invested capital is defined on page 30 of this quarterly report.

At March 31, 2005, TransAlta's working capital ratio was 70.0 per cent compared to 78.2 per cent at Dec. 31, 2004. This decrease is attributable to an increase in the short-term debt outstanding due to the issuance of short-term debt in February 2005, partially offset by repayments of this debt in March 2005. TransAlta expects to have sufficient sources of internal and external capital to finance operations and growth in the short and long-term.

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives. To the extent liabilities related to these guaranteed contracts exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist related to these guaranteed contracts for hedges, they are not recognized on the consolidated balance sheet. The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at March 31, 2005 was a maximum of $2.2 billion. In addition, the corporation has a number of unlimited guarantees. The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at March 31, 2005, under the limited and unlimited guarantees, was $450.5 million as compared to $345.2 million at Dec. 31, 2004. The increase is due to additional contracts to sell power out of Centralia and an increase in electricity spot prices in the Pacific Northwest.

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts. The amount guaranteed under these contracts at March 31, 2005 was a maximum of $659.5 million, as compared to $662.5 million at Dec. 31, 2004. To the extent actual obligations exist under the performance guarantees at March 31, 2005, they are included in accounts payable and accrued liabilities.

The corporation has approximately $845.4 million of undrawn collateral available to secure these exposures.

In March 2005, 1.2 million options were granted which vest one quarter on each of the first, second, third and fourth anniversaries of the date of grant and expire after 10 years. The estimated fair value of these options granted was $6.84 per option.

On April 20, 2005, the corporation had approximately 196.2 million common shares outstanding.

O U T L O O K

The key factors affecting the financial results for the remainder of 2005 are the megawatt capacity in place, the availability of and production from generating assets, the margins applicable to non-contracted production, the costs of production, and the volumes traded and margins achieved on Energy Marketing activities.

Production and availability

Generating capacity is expected to be consistent with March 31, 2005 levels. Production is expected to decrease in the second quarter due to planned maintenance and to be higher than the first quarter in the third and fourth quarters as the impact of planned maintenance outages on production will be offset by the additional production from Genesee 3.

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Power prices

Electricity spot prices for the remainder of 2005 are expected to be higher than those in the first quarter in all markets due to increased planned maintenance, higher gas prices, and lower hydro production in the Pacific Northwest. Runoff forecasts in the Pacific Northwest currently stand below last year's levels. Spark spreads are expected to be comparable to or higher than those seen in the first quarter as power prices are expected to increase more than natural gas prices, with the exception of Ontario where spark spreads may compress as power prices fail to reflect the full increase in gas prices.

Exposure to volatility in electricity prices and spark spreads is substantially mitigated through firm-price, long-term electricity sales contracts and hedging arrangements. For 2005, approximately 87 per cent of output is contracted, a significant portion of which relates to the Alberta PPAs, which are based on achieving specified availability rates.

In December, 2004, the Ontario government passed Bill 100 to reform Ontario's electricity sector. The Bill includes a combination of a regulated and competitive market, targets for energy conservation and the use of renewable energy, providing consumer price stability and the creation of a new Ontario Power Authority to ensure an adequate long-term supply of electricity. The future operating results of TransAlta's Sarnia Cogeneration plant may be significantly affected dependent on the legislation being passed and the resultant changes in merchant pricing or the availability of stable long-term contracts for electricity producers. At this time, TransAlta can not reasonably assess the impact of the proposed changes to the structure of the Ontario energy sector and its impact on Sarnia's future operating results.

Fuel Costs

Mining coal is subject to cost escalations due to inflation and diesel commodity prices, which are mitigated through diesel hedges. Seasonal variations in coal mining are minimized through the application of standard costing. Coal costs per MWh are expected to remain consistent with first quarter of 2005 levels.

Exposure on gas costs for facilities under long-term sales contracts are minimized through long-term gas purchase contracts or corresponding offsets within revenues. Merchant gas facilities are exposed to the changes in spark spreads, discussed in the power prices section. TransAlta has not entered into fixed commodity agreements for gas for these merchant plants as gas will be purchased coincident with spot pricing.

Operations, Maintenance and Administration Costs

OM&A costs per MWh fluctuate by quarter and are dependent on the timing and nature of maintenance activities. OM&A costs per MWh for the remainder of 2005 are expected to increase as compared to the first quarter of 2005 due to higher planned maintenance expenditures.

Capital and maintenance expenditures

Capital expenditures for 2005 are expected to be approximately $360 million to $375 million of which approximately $150 million will be spent on major maintenance (excluding CE Gen), $100 million will be spent on the Alberta and Centralia mines and $40 million (a reduction of $10 million from year-end) will be spent to complete the Genesee 3 project of which $12 million was paid in the first quarter of 2005. The remainder will be spent at CE Gen, and on productivity related investments. Financing for these expenditures is expected to be provided by cash flow from operations.

Planned Maintenance

During 2005, TransAlta expects to spend between $210 million and $235 million on planned maintenance as outlined in the following table (excluding CE Gen):

	Coal	Gas	Hydro	Total
Capitalized	$70-80	$65-70	$10	$145-160
Expensed	55-65	10	–	65-75
	$125-145	$75-80	$10	$210-235

GWh lost	2,300	600	–	2,900

TransAlta expects to lose approximately 2,900 GWh of production due to planned maintenance during 2005 of which 93 GWh were lost in the first quarter of 2005.

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Energy Marketing

Energy Marketing's trading activities are focused on real-time and short-term forward markets. Short-term forward markets show indications of increased volatility in the North American natural gas market. TransAlta will continue to prudently manage its risk profile utilizing value at risk and other measures.

Exposure to fluctuations in foreign currencies

TransAlta will continue to offset foreign denominated assets with foreign denominated liabilities. TransAlta also has foreign currency expenses, primarily interest charges that offset foreign currency revenues. This strategy minimizes the impact on TransAlta of fluctuations in the Canadian dollar against the U.S. dollar.

N O N - G A A P    M E A S U R E S

TransAlta evaluates its performance and the performance of its business segments using a variety of measures. Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow from operations as determined in accordance with GAAP as an indicator of the corporation's financial performance or liquidity. These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to operating income. Operating income is a measure of financial performance used by TransAlta's analysts and investors to analyze and compare companies on the basis of operating performance.

Operating income provides management with a measurement of operating performance which is readily comparable from period to period.

Operating income is reconciled to net earnings below:

	3 months ended March 31
Unaudited	2005	2004[1]
Gross margin	$361.6	$356.9
Operating expenses	(222.4)	(219.9)
	139.2	137.0
Gain on sale of TransAlta Power partnership units	–	19.9
Prior period regulatory decision	–	(22.9)
Operating income	139.2	134.0
Foreign exchange gain (loss)	(0.2)	0.9
Net interest expense	(48.3)	(56.8)
Equity loss	(1.3)	(1.2)
Earnings before non-controlling interests and income taxes	89.4	76.9
Non-controlling interests	17.0	14.7
Earnings before income taxes	72.4	62.2
Income tax expense	20.7	15.0
Net earnings	$51.7	$47.2
1	TransAlta adopted the standard for variable interest entities on Jan. 1, 2005. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods' results. To do so the following items, which we believe would otherwise affect the comparability of TransAlta's operating results from period to period, are excluded from net earnings: gain on sale of TransAlta Power units, and prior period regulatory decisions.

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Earnings presented on a comparable basis from period to period is reconciled to net earnings below:

	3 months ended March 31
	2005	2004[1]
Earnings on a comparable basis	$51.7	$49.2
Gain on sale of TransAlta Power units, net of tax	–	12.9
Prior period regulatory decision, net of tax	–	(14.9)
Net earnings	$51.7	$47.2

Weighted average common shares outstanding in the period	195.1	191.4

Earnings on a comparable basis per share	$0.27	$0.26
1	TransAlta adopted the standard for variable interest entities on Jan. 1, 2005. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

S E L E C T E D   Q U A R T E R L Y    I N F O R M A T I O N 1

(Unaudited, in millions of Canadian dollars except per share amounts)

	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Revenue	$633.1	$709.3	$685.1	$712.3
Earnings from continuing operations	15.5	35.8	62.1	51.7
Net earnings	25.1	35.8	62.1	51.7
Basic earnings per common share:
Continuing operations	0.08	0.18	0.32	0.27
Net earnings	0.13	0.18	0.32	0.27
Diluted earnings per common share:
Continuing operations	0.08	0.18	0.32	0.26
Net earnings	0.13	0.18	0.32	0.26

	Q2 2003	Q3 2003	Q4 2003	Q1 2004
Revenue	$549.6	$624.5	$633.0	$681.5
Earnings from continuing operations	23.3	118.4	43.8	47.2
Net earnings	23.3	118.4	43.8	47.2
Basic earnings per common share:
Continuing operations	0.12	0.62	0.23	0.25
Net earnings	0.12	0.62	0.23	0.25
Diluted earnings per common share:
Continuing operations	0.12	0.62	0.23	0.24
Net earnings	0.12	0.62	0.23	0.24
1	TransAlta adopted the standard for variable interest entities on Jan. 1, 2005. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

TransAlta's results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market. Margins are also typically impacted in the second quarter due to the volume of hydro production resulting from spring run-off and rainfall in the Canadian and US markets. TransAlta's results reflect the completion, acquisition, and disposition of plants and facilities throughout the first quarter of 2004 and 2005 as described previously within this MD&A.

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T R A N S A L T A    C O R P O R A T I O N  C O N S O L I D A T E D   S T A T E M E N T S   O F    E A R N I N G S   A N D  R E T A I N E D     E A R N I N G S

(in millions of Canadian dollars except per share amounts)
	3 months ended March 31
Unaudited	2005	2004
	(Restated, Note 1)
Revenues	$712.3	$681.5
Trading purchases	(58.8)	(39.7)
Fuel and purchased power	(291.9)	(284.9)
Gross margin	361.6	356.9
Operations, maintenance and administration	124.1	121.4
Depreciation and amortization (Note 11)	92.6	92.5
Taxes, other than income taxes	5.7	6.0
Operating expenses	222.4	219.9
Gain on sale of TransAlta Power partnership units (Note 2)	–	(19.9)
Prior period regulatory decision (Note 4)	–	22.9
	–	3.0
Operating income	139.2	134.0
Foreign exchange gain (loss)	(0.2)	0.9
Net interest expense (Note 5)	(48.3)	(56.8)
Equity loss (Note 1)	(1.3)	(1.2)
Earnings before non-controlling interests and income taxes	89.4	76.9
Non-controlling interests	17.0	14.7
Earnings before income taxes	72.4	62.2
Income tax expense	20.7	15.0
Net earnings	$51.7	$47.2
Common share dividends	(48.8)	(47.9)
Retained earnings
Opening balance	910.3	933.9
Closing balance	$913.2	$933.2

Weighted average common shares outstanding in the period	195.1	191.4

Basic earnings per share
Net earnings	$0.27	$0.25

Diluted earnings per share
Net earnings	$0.26	$0.24

See accompanying notes.

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T R A N S A L T A    C O R P O R A T I O N

C O N S O L I D A T E D    S T A T E M E N T S   O F   C A S H   F L O W S

(in millions of Canadian dollars)

		3 months ended March 31
Unaudited		2005	2004
		(Restated, Note 1)
Operating activities
Net earnings		$51.7	$47.2
Depreciation and amortization (Note 11)		99.2	99.1
Non-controlling interests		17.1	14.7
Asset retirement obligation accretion (Note 6)		4.8	5.0
Future income taxes		6.8	(3.7)
Unrealized gain from Energy Marketing activities		(8.3)	(2.6)
Asset retirement obligation costs settled		(0.9)	(1.5)
Foreign exchange loss (gain)		0.2	(1.2)
Equity loss (Note 1)		1.3	1.2
Other non-cash items		0.5	(1.1)
Prior period regulatory decision (Note 4)		–	22.9
Gain on sale of TransAlta Power partnership units (Note 2)	-	–	(19.9)
		172.4	160.1
Change in non-cash operating working capital balances		(12.3)	24.7
Cash flow from operating activities		160.1	184.8
Investing activities
Long-term receivables (Note 4)		–	90.8
Additions to property, plant and equipment		(50.4)	(90.5)
Proceeds on sale of TransAlta Power partnership units (Note 2)		–	55.4
Restricted cash		4.6	0.7
Reduction in advance to TransAlta Power (Note 2)		3.9	–
Realized foreign exchange loss on net investments		(5.0)	–
Deferred charges and other		–	(4.8)
Cash flow from (used in) investing activities		(46.9)	51.6
Financing activities
Increase (repayment) of short-term debt		256.4	(115.4)
Repayment of long-term debt		(9.2)	(106.9)
Dividends on common shares		(33.0)	(36.5)
Issuance of long-term debt		–	2.7
Redemption of preferred securities		(300.0)	–
Net proceeds on issuance of common shares (Note 8)		3.4	–
Distributions to subsidiary's non-controlling interests		(18.4)	(4.9)
Deferred financing charges and other		–	(0.5)
Cash flow used in financing activities		(100.8)	(261.5)
Cash flow from (used in) operating, investing and financing activities		12.4	(25.1)
Effect of translation on foreign currency cash		(0.8)	(1.3)
Increase (decrease) in cash and cash equivalents		11.6	(26.4)
Cash and cash equivalents, beginning of period		111.6	126.7
Cash and cash equivalents, end of period		$123.2	$100.3

Cash taxes paid		$12.0	$10.3
Cash interest paid		$44.5	$51.1

See accompanying notes.

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T R A N S A L T A    C O R P O R A T I O N

C O N S O L I D A T E D    B A L A N C E    S H E E T S

(in millions of Canadian dollars)
	March 31	Dec. 31
Unaudited	2005	2004 *
	(Restated, Note 1)
ASSETS
Current assets
Cash and cash equivalents	$123.1	$111.6
Accounts receivable	425.6	460.4
Prepaid expenses	69.9	52.6
Price risk management assets (Note 3)	84.0	61.4
Future income tax assets	21.7	21.5
Income taxes receivable	62.6	60.1
Inventory	32.8	39.9
Current portion of other assets	304.2	296.4
	1,123.9	1,103.9
Restricted cash	4.3	8.9
Investments (Note 1)	92.8	92.7
Property, plant and equipment
Cost	8,625.3	8,623.5
Accumulated depreciation	(2,669.5)	(2,607.1)
	5,955.8	6,016.4
Goodwill	141.6	142.2
Intangible assets	383.7	392.3
Future income tax assets	137.7	132.0
Price risk management assets (Note 3)	22.8	32.5
Other assets	208.6	205.2
Total assets	$8,071.2	$8,126.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$290.1	$34.4
Accounts payable and accrued liabilities	413.5	468.4
Price risk management liabilities (Note 3)	79.8	49.9
Income taxes payable	12.3	6.1
Future income tax liabilities	11.6	11.1
Dividends payable	19.4	19.3
Deferred credits and other current liabilities	248.3	241.5
Current portion of long-term debt - recourse	480.3	530.5
Current portion of long-term debt - non-recourse	50.2	49.6
	1,605.5	1,410.8
Long-term debt - recourse	1,683.2	1,939.8
Long-term debt - non-recourse	370.6	381.3
Preferred securities (Note 5)	175.0	175.0
Deferred credits and other long-term liabilities (Note 6)	398.0	400.3
Future income tax liabilities	714.8	703.9
Price risk management liabilities (Note 3)	19.8	28.5
Non-controlling interests	615.1	616.4
Common shareholders' equity
Common shares (Note 8)	1,631.3	1,611.9
Retained earnings	913.2	910.3
Cumulative translation adjustment	(55.3)	(52.1)
	2,489.2	2,470.1
Total liabilities and shareholders’ equity	$8,071.2	$8,126.1

Contingencies (Notes 4 and 9)

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See accompanying notes.

* Derived from the audited Dec. 31, 2004 consolidated financial statements.

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N O T E S    T O    C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S    (Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1 .    A C C O U N T I N G    P O L I C I E S

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation's (TransAlta or the corporation) annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation's most recent annual consolidated financial statements.

These unaudited interim financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim period.

TransAlta's results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market. Margins are also typically increased in the second quarter due to increased hydro production resulting from spring run-off and rainfall in the Canadian and US markets.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as those used in the corporation's most recent annual consolidated financial statements, except for variable interest entities, as explained below.

Effective Jan. 1, 2005, TransAlta retroactively adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15 “Consolidation of Variable Interest Entities” (VIE). AcG-15 defines a variable interest entity ("VIE") as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owner(s) lack a controlling financial interest. The guidelines requires the enterprise which absorbs the majority of a VIE's expected gains or losses, the primary beneficiary, to consolidate the VIE.

The corporation has considered the provisions of the guideline for all subsidiaries and their related power purchase, power sale or tolling agreements. Factors considered in the analysis include the duration of the agreements, how capacity and energy payments are determined, source of payment terms for fuel, as well as responsibility and payment for operating and maintenance expenses.

As a result of this review, the corporation determined that TransAlta is not the primary beneficiary of a of wholly-owned subsidiary that holds TransAlta's interest in the Campeche power plant, therefore TransAlta does not consolidate this VIE. Accordingly, the subsidiary owning the Campeche plant is presented as an equity investment rather than as a consolidated subsidiary in the consolidated financial statements. 100 per cent of the results from operations of the plant are presented as equity income on the consolidated income statement. There was no impact to net earnings as a result of adoption of this interpretation.

The following is summary information about the wholly-owned subsidiary holding the Campeche plant:

Total assets	$270.3
Total liabilities	$297.2
Ownership interest and maximum exposure to loss	$89.8
Capacity (MW)	252
Production (GWh)	415

2 . D I S P O S A L S

On Dec. 1, 2004, TransAlta completed the sale of its 50 per cent interest in the 220-megawatt Meridian Cogeneration Facility located in Lloydminster, Saskatchewan to TransAlta Cogeneration, L.P. (TA Cogen, owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power), for its fair value of $110.0 million. TA Cogen financed the acquisition through the use of $50.0 million of cash on hand, by issuance of $30.0 million of units to each of TransAlta Energy Corporation (TEC) and TransAlta Power L.P. (TransAlta Power) and by issuing a note payable to TEC for $30.0 million. The advance outstanding at March 31, 2005 was $24.2 million and is included in accounts receivable.

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On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit 756 MW coal-fired Sheerness Generating Station to TA Cogen. As part of the financing, and concurrent with the sale, TransAlta Power issued 17.75 million partnership units and 17.75 million warrants to the public, and 17.75 million partnership units to TransAlta. As a result of the unit issuance, TransAlta's ownership interest in TransAlta Power on July 31, 2003 was approximately 26 per cent. Each warrant, when exercised, was exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. As the warrants were exercised, TransAlta sold TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power and increasing cash proceeds. As a result of exercising warrants and the subsequent sale of TransAlta Power units by the corporation, TransAlta's ownership interest in TransAlta Power was reduced to 0.01 per cent held by TransAlta Power Ltd., the general partner of TransAlta Power, as at March 31, 2005.

For the three months ended March 31, 2004, TransAlta recognized $19.9 million ($12.9 million after tax) of dilution gains on the exercise of warrants.

3 .    P R I C E    R I S K    M A N A G E M E N T    A S S E T S    A N D    L I A B I L I T I E S

Energy Marketing's price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions and those asset backed trading transactions accounted for on a fair value basis. With the exception of financial transmission contracts and gas/power spread options, the fair value of all energy trading activities is based on quoted market prices. The fair value of financial transmission contracts and the spread options are based upon statistical analysis of historical data as well as forward market data and forward market volatilities. All physical transmission contracts are accounted for on an accrual basis in accordance with the U.S. Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) pronouncement 02-03.

The following table illustrates movements in the fair value of the corporation's price risk management assets during the three months ended March 31, 2005:

Change in fair value of net assets	Fair value
Net price risk management assets outstanding at Dec. 31, 2004	$15.5
New contracts entered into during the period	9.4
Changes in values attributable to market price and other market changes	(7.4)
Contracts realized, amortized or settled during the period	(10.3)
Net price risk management assets outstanding at March 31, 2005	$7.2

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter are as follows:

					2009 and
	2005	2006	2007	2008	thereafter	Total
Prices actively quoted	$(0.2)	$1.9	$1.1	$1.0	$–	$3.8
Prices based on models	3.4	–	–	–	–	3.4
	$3.2	$1.9	$1.1	$1.0	$–	$7.2

The carrying and fair value of energy trading assets and liabilities included on the consolidated balance sheet are as follows:

	March 31,	Dec. 31,
Balance Sheet	2005	2004
Price risk management assets
Current	$84.0	$61.4
Long-term	22.8	32.5
Price risk management liabilities
Current	(79.8)	(49.9)
Long-term	(19.8)	(28.5)
Net price risk management assets outstanding	$7.2	$15.5

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The corporation's trading positions at March 31, 2005 were as follows:

	Electricity	Natural Gas
Units (000s)	MWh	GJ
Fixed price payor, notional amounts, March 31, 2005	18,052.0	24,068.2
Fixed price payor, notional amounts, Dec. 31, 2004	14,138.0	35,221.7

Fixed price receiver, notional amounts, March 31, 2005	20,007.5	23,305.7
Fixed price receiver, notional amounts, Dec. 31, 2004	15,854.2	29,721.2

Maximum term in months, March 31, 2005	45	31
Maximum term in months, Dec. 31, 2004	48	34

The corporation's electrical transmission contracts trading position was 11.4 million megawatt hours (MWh) at March 31, 2005 compared to 4.4 million MWh at Dec. 31, 2004.

4 .    L O N G - T E R M    R E C E I V A B L E S

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of US$17.2 million (Cdn$22.9 million). The after-tax impact was Cdn$14.9 million. The final adjusted prices were released in October 2004 and were substantially the same as those released on March 17, 2004.

FERC has provided TransAlta with an opportunity to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. TransAlta has prepared a petition for relief from the refund obligation that may be filed once FERC provides stakeholders with a direction on the filing of such positions. While the outcome of this filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

5 .    L O N G - T E R M    D E B T    A N D    N E T    I N T E R E S T    E X P E N S E

TransAlta has included the corporation's preferred securities in long-term debt on the consolidated balance sheets.

Preferred securities distributions are included in interest expense as shown below:

	3 months ended March 31
	2005	2004
Interest on recourse and non-recourse debt	$45.4	$52.4
Interest on preferred securities	6.3	9.2
Interest income	–	(0.4)
Capitalized interest	(3.4)	(4.4)
Net interest expense	$48.3	$56.8

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6 .     A S S E T    R E T I R E M E N T   O B L I G A T I O N S

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2004	$243.4
Liabilities settled in period	(0.9)
Accretion expense	4.8
Revisions in estimated cash flows	(8.1)
Change in foreign exchange rates	(0.7)
Balance, March 31, 2005	$238.5

Asset retirement obligations are included in deferred credits and other long-term liabilities on the consolidated balance sheets.

7 .    E M P L O Y E E    F U T U R E    B E N E F I T S

The corporation has registered pension plans in Canada and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented. Costs recognized in the period are presented below:

3 months ended March 31, 2005	Registered	Supplemental	Other	Total
Current service cost	$1.1	$0.3	$0.3	$1.7
Interest cost	5.1	0.5	0.3	5.9
Expected return on plan assets	(6.0)	–	–	(6.0)
Experience loss	0.6	0.1	0.1	0.8
Amortization of net transition obligation (asset)	(2.3)	0.1	0.1	(2.1)
Defined benefit expense (income)	$(1.5)	$1.0	$0.8	$0.3
Defined contribution option expense of registered pension plan	3.8	–	–	3.8
Net expense	$2.3	$1.0	$0.8	$4.1

3 months ended March 31, 2004	Registered	Supplemental	Other	Total
Current service cost	$1.1	$0.3	$0.2	$1.6
Interest cost	5.1	0.5	0.3	5.9
Expected return on plan assets	(5.9)	–	–	(5.9)
Experience loss	0.5	0.1	0.1	0.7
Amortization of net transition obligation (asset)	(2.3)	0.1	–	(2.2)
Defined benefit expense (income)	$(1.5)	$1.0	$0.6	0.1
Defined contribution option expense of registered pension plan	3.1	–	–	3.1
Net expense	$1.6	$1.0	$0.6	$3.2

8 .    C O M M O N    S H A R E S   I S S U E D    A N D    O U T S T A N D I N G

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value. At March 31, 2005, the corporation had 195.2 million (2004 - 194.1 million) common shares issued and outstanding. During the three months ended March 31, 2005, 1.1 million shares (2004 - 0.8 million) were issued, net of repurchases, for net proceeds of $19.1 million (2004 - $13.5 million).

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B .    S T O C K    O P T I O N S

At March 31, 2005, the corporation had 4.0 million outstanding employee stock options (2004 - 2.9 million).

The corporation uses the fair value method of accounting for awards granted under its fixed stock option plans and its performance stock option plan. In March 2005, 1.2 million options were granted. One quarter of the options granted vest on each of the first, second, third and fourth anniversaries of the date of grant and expire after 10 years. The estimated fair value of these options granted was determined using the binomial model using the following assumptions, resulting in a fair value of $6.84 per option.

2005

Risk-free interest rate	4.3%
Life of the options (years)	10.0
Dividend rate	5.6%
Volatility in the price of the corporation's shares	47.0%

Prior to Jan. 1, 2003, the intrinsic value method was used. The following table provides pro forma measures of net earnings and earnings per share had compensation expense been recognized for awards granted prior to 2003 based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation:

3 months ended March 31	2005	2004
Reported net earnings	$51.7	$47.2
Compensation expense	0.4	0.4
Pro forma net earnings	$51.3	$46.8

Reported basic earnings per share	$0.27	$0.25
Compensation expense per share	–	–
Pro forma basic earnings per share	$0.27	$0.25

Reported diluted earnings per share	$0.26	$0.24
Compensation expense per share	–	–
Pro forma diluted earnings per share	$0.26	$0.24

9 .     C O N T I N G E N C I E S

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance that any particular claim will be resolved in the corporation's favour, the corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the corporation, taken as a whole.

1 0 .     G U A R A N T E E S

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives. To the extent liabilities related to these guaranteed contracts exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist related to these guaranteed contracts for hedges, they are not recognized on the consolidated balance sheet. The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at March 31, 2005 was a maximum of $2.2 billion. In addition, the corporation has a number of unlimited guarantees. The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at March 31, 2005, under the limited and unlimited guarantees, was $450.5 million as compared to $345.2 million at Dec. 31, 2004.

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TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts. The amount guaranteed under these contracts at March 31, 2005 was a maximum of $659.5 million, as compared to $662.5 million at Dec. 31, 2004. To the extent actual obligations exist under the performance guarantees at March 31, 2005, they are included in accounts payable and accrued liabilities.

The corporation has approximately $845.4 million of undrawn collateral available to secure these exposures.

11 .     S E G M E N T E D     D I S C L O S U R E S

Each business segment assumes responsibility for its operating results measured to operating income.

I. Earnings information
		Energy
3 months ended March 31, 2005	Generation	Marketing	Corporate	Total
Revenues	$641.3	$71.0	$–	$712.3
Trading purchases	–	(58.8)	–	(58.8)
Fuel and purchased power	(291.9)	–	–	(291.9)
Gross margin	349.4	12.2	–	361.6
Operations, maintenance and administration	104.8	1.0	18.3	124.1
Depreciation and amortization	89.1	0.4	3.1	92.6
Taxes, other than income taxes	5.7	–	–	5.7
Operating expenses	199.6	1.4	21.4	222.4
Operating income (loss) before corporate allocations	149.8	10.8	(21.4)	139.2
Corporate allocations	18.6	2.8	(21.4)	–
Operating income	$131.2	$8.0	$–	139.2
Foreign exchange loss				(0.2)
Net interest expense				(48.3)
Equity loss				(1.3)
Earnings from operations before income taxes and non-controlling interests				$89.4

		Energy
3 months ended March 31, 2004	Generation	Marketing	Corporate	Total
Revenues	$628.8	$52.7	$–	$681.5
Trading purchases	–	(39.7)	–	(39.7)
Fuel and purchased power	(284.9)	–	–	(284.9)
Gross margin	343.9	13.0	–	356.9
Operations, maintenance and administration	103.6	0.6	17.2	121.4
Depreciation and amortization	89.1	0.4	3.0	92.5
Taxes, other than income taxes	6.0	–	–	6.0
Operating expenses	198.7	1.0	20.2	219.9
Prior period regulatory decision	–	(22.9)	–	(22.9)
Gain on sale of TransAlta Power partnership units	19.9	–	–	19.9
Operating income (loss) before corporate allocations	165.1	(10.9)	(20.2)	134.0
Corporate allocations	18.0	2.2	(20.2)	–
Operating income (loss)	$147.1	$(13.1)	$–	134.0
Foreign exchange gain				0.9
Net interest expense				(56.8)
Equity loss				(1.2)
Earnings from operations before income taxes and non-controlling interests				$76.9

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II.     Selected balance sheet information

		Energy
March 31, 2005	Generation	Marketing	Corporate	Total
Goodwill	$112.1	$29.5	$–	$141.6
Total segment assets	$6,907.1	$274.0	$890.1	$8,071.2

Dec. 31, 2004
Goodwill	$112.7	$29.5	$–	$142.2
Total segment assets	$7,008.0	$278.6	$839.5	$8,126.1

III. Selected cash flow information
		Energy
3 months ended Mach 31, 2005	Generation	Marketing	Corporate	Total
Capital expenditures	$49.4	$–	$1.0	$50.4

3 months ended Mach 31, 2004
Capital expenditures	$88.6	$0.2	$1.7	$90.5

Depreciation and amortization expense per statement of cash flows
3 months ended March 31			2005	2004
Depreciation and amortization expense for reportable segments			$92.6	$92.5
Mining equipment depreciation, included in fuel and purchased power			12.0	11.6
Accretion expense, included in depreciation and amortization expense			(4.8)	(5.0)
Other			(0.6)	–
			99.2	99.1

1 2 .    C O M P A R A T I V E   F I G U R E S

Certain comparative figures have been reclassified to conform to the current period's presentation.

1 3 .    R E L A T E D    P A R T Y    T R A N S A C T I O N S

The Sheerness Generating Station is scheduled to conduct planned maintenance in the second quarter of 2005, during which time the plant will be obligated to pay penalties at the rolling average pool price. A hedging arrangement has been entered into with TEC, at market prices at the time of the transaction, which will provide a financial fixed-for-floating price swap to the Sheerness Generating Station to fix the cost per MWh of penalties to be paid under the Power Purchase Arrangement (PPA).

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1 4 .    U N I T E D    S T A T E S    G E N E R A L L Y    A C C E P T E D    A C C O U N T I N G    P R I N C I P L E S

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

A .    E A R N I N G S    A N D    E A R N I N G S    P E R    S H A R E    ( E P S )

				3 months ended March 31
		Reconciling items		2005	2004
Earnings from operations - Canadian GAAP				$51.7	$47.2
Derivatives and hedging activities, net of tax			I	0.8	(0.7)
Amortization of pension transition adjustment			V	(1.0)	(1.1)
Net earnings - U.S. GAAP				$51.5	$45.4
Foreign currency cumulative translation adjustment			I,VII	1.1	6.3
Net gain (loss) on derivative instruments			I,VII	(60.6)	(5.4)
Comprehensive income - U.S. GAAP				$10.2	$46.3

Basic EPS - U.S. GAAP
Net earnings				$0.27	$0.24

Diluted EPS - U.S. GAAP
Net earnings				$0.26	$0.24

B . B A L A N C E S H E E T I N F O R M A T I O N
		March 31, 2005			Dec. 31, 2004
	Reconciling	Canadian	U.S.	Canadian	U.S.
	items	GAAP	GAAP	GAAP	GAAP
Assets
Cash	IX, XII	$123.1	$123.1	$111.6	$101.2
Current derivative assets	I	–	36.1	–	47.8
Accounts receivable	VIII,XII	425.6	425.6	460.4	445.5
Prepaid expenses	XII	69.9	69.9	52.6	52.3
Income taxes receivable	I	62.6	78.0	60.1	75.1
Investments	XII	92.8	111.4	92.7	371.7
Property, plant and equipment, net	II, XII	5,955.8	5,934.2	6,016.4	5,699.5
Long-term derivative asset	I,XI	–	188.7	–	187.7
Other assets (including current portion)	I, II, XII	512.8	315.6	501.6	300.5
Liabilities
Accounts payable and accrued liabilities	V, XII	413.5	394.2	468.4	387.6
Income taxes payable	II,XII	12.3	6.9	6.1	0.7
Current derivative liabilities	I	–	57.7	–	32.2
Long-term debt	I, XII	2,053.8	2,092.7	2,321.1	2,365.0
Deferred credits and other liabilities (including current portion) I, XI, XII		646.3	651.6	641.8	646.1
Firm commitment	I	–	0.2	–	0.4
Long-term derivative liabilities	I	–	100.0	–	48.2
Future or deferred income tax liabilities	I, II, IV, V	714.8	679.4	703.9	694.8
Non-controlling interest	I	615.1	614.1	616.4	615.4
Equity
Retained earnings	I, II, V	913.2	906.7	910.3	904.0
Cumulative translation adjustment	I	(55.3)	–	(52.1)	–
Accumulated other comprehensive income	I, V	–	(154.3)	–	(92.6)

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C .   R E C O N C I L I N G     I T E M S

I. Derivatives and Hedging Activities

Under U.S. GAAP, trading and non-trading activities are accounted for in accordance with Statement 133, which requires that derivative instruments be recorded in the consolidated balance sheets at fair value as either assets or liabilities, and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized currently in earnings. If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in other comprehensive income, and the gains and losses related to these derivatives are recognized in earnings in the same period as the settlement of the underlying hedged transaction. Any ineffectiveness relating to these hedges is recognized currently in earnings. The assets and liabilities related to derivative instruments for which hedge accounting criteria are met are reflected as derivative hedging instruments in the consolidated balance sheets. Many of the corporation's electricity sales and fuel supply agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and normal sales under Statement 133 and are therefore exempt from fair value accounting treatment. This exemption is available for the electricity industry as electricity cannot be stored in significant quantities and generators may be required to maintain sufficient capacity to meet customer demands. This exemption is also available for some physically settled commodity contracts if certain criteria are met. Non-derivatives used in trading activities are accounted for using the accrual method under U.S. GAAP.

(i) Fair Value Hedging Strategy The corporation enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure. The swaps modify exposure to interest rate risk by converting a portion of the corporation's fixed-rate debt to a floating rate.

The corporation's fair value hedges resulted in no net impact in the three months ended March 31, 2005 and 2004 related to the ineffective portion of its hedging instruments (inclusive of the time value of money) as well as the portion not designated as a hedge.

(ii) Cash Flow Hedging Strategy In the three months ended March 31, 2005, the corporation's cash flow hedges resulted in an after-tax loss of $nil (2004 -$nil) related to the ineffective portion of its hedging instruments, and an after-tax gain of $nil for the three months ended March 31, 2005 (2004 -$nil) related to the portion not designated as a hedge.

In November 2003, forward starting swaps with a notional amount of US$200.0 million and treasury and spread locks with a notional amount of $100.0 million were settled and debt was issued, resulting in an after-tax loss of $25.3 million. The loss is being reclassified from accumulated other comprehensive income (AOCI) into income as interest expense is recognized on the debt.

Over the next 12 months, the corporation estimates that $3.3 million of after-tax losses that arose from cash flow hedges will be reclassified from AOCI to net earnings. The corporation also estimates that $3.7 million of after-tax losses on cash flow hedging instruments that arose on adoption of Statement 133 will be reclassified from AOCI to earnings. These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from AOCI to earnings (positive or negative) will be for the next 12 months.

(iii) Net Investment Hedges The company uses cross-currency interest rate swaps, forward sales contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia and Mexico. Realized and unrealized gains and losses from these hedges are included in Other Comprehensive Income (OCI), with the related amounts due to or from counterparties included in long-term derivative assets and liabilities and long-term debt.

In the three months ended March 31, 2005, the corporation recognized an after-tax loss of $1.1 million (2004 - $6.3 million gain) on its net investment hedges, included in OCI.

In the three months ended March 31, 2005, the corporation recognized after-tax gains of $nil (2004 - $nil), related to ineffectiveness of net investment hedges.

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(iv) Trading Activities The corporation markets energy derivatives to optimize returns from assets, to earn trading revenues and to gain market information. Derivatives, as defined under Statement 133, are recorded on the consolidated balance sheets at fair value under both Canadian and U.S. GAAP. Non-derivative contracts entered into subsequent to the rescission of EITF 98-10 are accounted for using the accrual method.

(v) Other Hedging Activities In the three months ended March 31, 2005, the corporation recognized pre-tax losses of $nil (2004 - $nil) related to hedging activities that do not qualify for hedge accounting under Statement 133.

II. Start-up Costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP, which also results in decreased depreciation and amortization expense under U.S. GAAP.

III. Debt extinguishment

Under U.S. GAAP, the premium on redemption of long-term debt related to the 1998 limited partnership transaction was recorded when incurred, whereas for Canadian GAAP, the loss was being amortized to earnings over the period of the limited partnership (20 years). As the buyback option was terminated in connection with the sale of the Sheerness plant, the deferred amount was recognized in earnings in 2003.

IV. Income taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP would be as follows:

	March 31,	Dec. 31,
	2005	2004
Future income tax liabilities (net) under Canadian GAAP	$(567.0)	$(561.5)
Derivatives	48.8	23.2
Start-up costs	(2.3)	(2.3)
Employee future benefits	(11.1)	(11.8)
	$(531.6)	$(552.4)

Comprised of the following:

	March 31,	Dec. 31,
	2005	2004
Current deferred income tax assets	$21.7	$21.5
Long-term deferred income tax assets	137.7	132.0
Current deferred income tax liabilities	(11.6)	(11.1)
Long-term deferred income tax liabilities	(679.4)	(694.8)
	$(531.6)	$(552.4)

V. Employee Future Benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989. It was not feasible to apply this standard using this effective date. The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the Securities and Exchange Commission (SEC) and is amortized over 10 years.

As a result of the corporation's plan asset return experience for its U.S. registered pension plan, at Dec. 31, 2004, the corporation was required under U.S. GAAP to recognize an additional minimum liability. The liability was recorded as a reduction in common equity through a charge to OCI, and did not affect net income for 2004. The charge to OCI, will be restored through common equity in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

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VI. Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VII. Other comprehensive income (loss)
The changes in the components of OCI were as follows:

Three months ended March 31	2005	2004
Net gain on derivative instruments:
Unrealized gain, net of taxes of $36.2 million	$(61.5)	$(6.3)
Reclassification adjustment for gains included in net income, net of taxes of $0.5 million	0.9	0.9
Net gain on derivative instruments	(60.6)	(5.4)
Translation adjustments	(1.1)	6.3
Other comprehensive income (loss)	$(61.7)	$0.9

The components of AOCI were:

	March 31,	Dec. 31,
	2005	2004
Net loss on derivative instruments	$(121.4)	$(60.8)
Translation adjustments	(31.2)	(30.1)
Registered pension alternate minimum liabilities	(1.7)	(1.7)
Accumulated other comprehensive loss	$(154.3)	$(92.6)

VIII. Share Capital

Under U.S. GAAP, amounts receivable for share capital should be recorded as a deduction from shareholders' equity. Under Canadian GAAP, effective Jan. 1, 2004, TransAlta has prospectively presented employee share purchase plan loans as a deduction from shareholders' equity thereby eliminating the difference between U.S. and Canadian GAAP as of Jan. 1, 2004. Under the corporation's employee share purchase plan, accounts receivable at Dec. 31, 2003 were $0.9 million.

IX. Right of Offset Agreement

The corporation had a New Zealand bank deposit that had been offset with a New Zealand bank facility under a right of offset agreement. The arrangement did not qualify for offsetting under U.S. GAAP. During the second quarter of 2004, the corporation refinanced certain foreign operations and the bank deposit was used to settle the bank facility in full.

X. Asset Retirement Obligations

FASB issued Statement 143, Asset Retirement Obligations, which requires asset retirement obligations to be measured at fair value and recognized when the obligation is incurred. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life. TransAlta adopted the provisions of Statement 143 effective Jan. 1, 2003.

In accordance with Canadian GAAP, the asset retirement obligations standard was adopted retroactively with restatement of prior periods. Under U.S. GAAP, the impact of adopting Statement 143 was recognized as a cumulative effect of a change in accounting principle as of Jan. 1, 2003, the beginning of the fiscal year in which the Statement was first applied. The change resulted in an after-tax increase in net earnings of $52.5 million ($82.7 million pre-tax).

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XI. Guarantees

TransAlta accounts for guarantees and related contracts, for which it is the guarantor, under FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others. In accordance with FIN 45, upon issuance or modification of a guarantee on or after Jan. 1, 2003, the corporation recognizes a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under the guarantee. TransAlta reduces the obligation over the term of the guarantee or related contract in a systematic and rational manner as risk is reduced under the obligation.

XII. Variable Interest Entities

FIN 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The corporation has considered the provisions of FIN 46R for all subsidiaries and their related power purchase, power sale or tolling agreements. Factors considered in the analysis include the duration of the agreements, how capacity and energy payments are determined, source of payment terms for fuel, as well as responsibility and payment for operating and maintenance expenses. The corporation has two wholly-owned subsidiaries in Mexico which were created to hold the corporation's 100 per cent interest in the Campeche and Chihuahua power plants. These subsidiaries were formed in 2000 and 2001, respectively, and are considered variable interest entities under FIN 46R. As a result of the foregoing considerations, the corporation has determined that the nature of the fuel purchase and power sale contracts relating to the wholly-owned Campeche plant insulate the corporation from significant variability in the cash flows relating to the assets. Therefore, TransAlta is not the primary beneficiary and does not consolidate the Campeche plant. Accordingly, the subsidiary owning the Campeche plants is presented as an equity investment rather than a consolidated subsidiary on the consolidated financial statements. 100 per cent of the results from operations of the plant is presented as equity income on the consolidated income statement. TransAlta wholly owns and operates the 252-MW Campeche plant which was commissioned in 2003. The plants electrical output is sold under a 25-year contract to Mexico's government-owned utility, the Comisión Federal de Electricidad. At March 31, 2005, the corporation's maximum exposure to loss is its $89.8 million investment in the plant.

S U P P L E M E N T A L I N F O R M A T I O N
		March 31,	Dec. 31,
(Annualized)		2005	2004
			Restated
Closing market price		$18.40	$18.05
Price range (last 12 months)	High	$19.48	$18.75
	Low	$17.80	$15.25
Debt/invested capital (including non recourse debt)		45.6%	46.3%
Debt/invested capital (excluding non recourse debt)		41.5%	42.2%
Return on common shareholders' equity		6.7%	6.5%
Return on invested capital		7.8%	7.6%
Book value per share		$12.75	$12.73
Cash dividends per share		$1.00	$1.00
Price/earnings ratio (times)		21.6 x	21.7 x
Dividend payout ratio		117.3%	120.0%
Dividend coverage (times)		3.0 x	3.2 x
Dividend Yield		5.4%	5.5%
Cash Flow to Debt		20.3%	19.0%

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R A T I O     F O R M U L A S

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations / average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Book value per share = common shareholders’ equity / common shares outstanding

Price/earnings ratio = current year’s close / basic earnings per share from continuing operations

Cash flow to total debt = cash flow from operations before changes in working capital / by two-year average of total debt Dividend payout = dividends / net earnings excluding gain on discontinued operations Dividend coverage = cash flow from operating activities / common share dividends Dividend yield = dividend per common share / current period’s close price

G L O S S A R Y     O F     K E Y T E R M S

Availability -

A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity -	The rated continuous load-carrying ability, expressed in megawatts of generation equipment.

Gigawatt -	A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) -	A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate -	A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.

Megawatt -	A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) -	A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity -	The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread -	A measure of gross margin per MW (sales price less cost of fuel).

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TransAta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

PHONE

403.267.7110

WEB SITE

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

PHONE

Toll free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

FAX

416.643.5501

web site

www.cibcmellon.com

F O R     M O R E    I N F O R M A T I O N :

Media inquiries:

Tim Richter

Senior Advisor, Media & Government Relations

PHONE

403.267.7238

PAGER

403.213.7041

EMAIL

media_relations@transalta.com

Investor inquiries:

Daniel J. Pigeon

Director, Investor Relations

PHONE

1.800.387.3598 in Canada and United States

or 403.267.2520

FAX

403.267.2590

EMAIL

investor_relations@transalta.com